Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen’s ACCLAIM Trial in Advanced Chronic Heart Failure
Reaches Target Number of Endpoint Events

Toronto, Ontario (November 14, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and development of technologies targeting the chronic inflammation underlying cardiovascular and other inflammatory conditions, today announced that the pivotal phase III ACCLAIM trial of its Celacade™ technology in patients with advanced chronic heart failure has reached its pre-specified objective of 701 primary endpoint events. Achieving this key objective allows for the 2,400-patient, multi-national ACCLAIM trial to be completed by year-end, with results of the study to be made available following data analysis. In North America and Europe, chronic heart failure affects over ten million people, is associated with more than 600,000 deaths each year, and is the leading cause of hospitalizations in people over the age of 65.

“We are very excited to have reached this important milestone in the ACCLAIM trial, as Celacade has the potential to be the first broad spectrum anti-inflammatory strategy to address the high mortality and morbidity risk faced by all heart failure patients,” commented James Young, MD, Chairman of the Division of Medicine at The Cleveland Clinic Foundation, and Global Principal Investigator and Chairman of the Steering Committee for Vasogen’s ACCLAIM trial. “We initiated ACCLAIM based on the results of our phase II trial in which Celacade demonstrated an impressive reduction in the risk of death and hospitalization in advanced chronic heart failure patients and we now look forward to reporting the results of this landmark study.”

The double-blind, placebo-controlled ACCLAIM trial, which was designed by an independent steering committee comprising thought leaders in heart failure from around the world, is intended to definitively assess the impact of Vasogen’s Celacade technology on reducing the risk of death and cardiovascular hospitalizations in patients with advanced chronic heart failure and to support regulatory approval and market introduction in North America and Europe. The trial was designed to conclude when a minimum of 701 primary endpoint events, defined as either a death or first cardiovascular hospitalization, has occurred and all patients have been in the study for a minimum of six months.

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About Heart Failure
Chronic inflammation is now recognized as an underlying mechanism contributing to the development and progression of heart failure. Heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart’s ability to pump blood throughout the body is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and in premature death. In North America and Europe, heart failure affects over ten million people and is associated with more than 600,000 deaths each year. In the U.S. alone, the cost of medical care, primarily resulting from hospitalization, is estimated to exceed $19 billion annually.

About Vasogen
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials designed to support regulatory approval in North America and commercialization in North America and Europe. The 550-patient phase III SIMPADICO trial, which is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease, is being closed out at 50 centers in North America in preparation for data analysis and reporting. The 2,400-patient phase III ACCLAIM trial, designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure, is fully enrolled and ongoing at 176 clinical centers in North America, Europe, and Israel. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.